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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of January, 2010

                        Commission File Number: 000-21742

                                   Acergy S.A.
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                 (Translation of registrant's name into English)

                              200 Hammersmith Road
                                 London, W6 7DL
                                     England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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Attached herewith as Exhibit 99.1 is a press release, issued on January 15,
2010, whereby Acergy S.A. (the "Company") announced the publication of materials for the 2010 Extraordinary General Meeting ("the Meeting") including the Notice of Meeting to be held on February 16, 2010 at 12.00 p.m. local time at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg for the purpose of considering resolution 1 of the December 17, 2009 Extraordinary General Meeting Agenda.

It was noted at the Extraordinary General Meeting of Shareholders on December 17, 2009 that the required quorum of 50% of the outstanding shares for resolution 1 was not present and this Meeting was therefore not able to consider this resolution.

The Board of Directors therefore decided to call an Extraordinary General Meeting to consider resolution 1. At this Meeting there is no requirement for quorum. However, to approve the proposed resolution a 2/3rd majority of the votes cast at the Meeting will be required.

Proxies already received for the December 17, 2009 Extraordinary General Meeting remain valid for this Meeting and Shareholders of record as of October 30, 2009 are entitled to vote at the Meeting. Those Shareholders who have not yet cast their votes may do so by submitting the proxy card as instructed, or alternatively may attend the Meeting at the above address. The new deadline for submission of votes for American Depositary Receipt holders is February 8, 2010 and for holders of Common Shares February 9, 2010.

The materials for this Meeting are attached to this announcement and can be found on the Acergy website: www.acergy-group.com/public/February2010EGM

Attached herewith as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, respectively, are the following materials regarding the Meeting:

     99.2 Chairman's letter dated January 15, 2010 inter alia advising of the Meeting.

     99.3 Notice of the Meeting on February 16, 2010.

     99.4 Letter from DnB NOR Bank ASA to Shareholders of the Company regarding voting using the proxy card attached thereto.

     99.5 Blank form of Proxy Card for holders of Common Shares of the Company.

     99.6 Depositary's Notice (of Deutsche Bank Trust Company Americas) re the Meeting of Acergy S.A.

     99.7 Blank form of Proxy Card/Voting Instructions for holders of American Depositary Shares (ADSs).

The above materials were mailed on January 15, 2010 by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of October 30, 2009.

Certain statements set forth above and contained in the press release and above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected timing and purposes of the Meeting. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the

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outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: January 18, 2010                            By: /s/ Jean Cahuzac
                                                     ---------------------------
                                                  Name:  Jean Cahuzac
                                                  Title: Chief Executive Officer
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                                  Exhibit Index

99.1 Press Release dated January 15, 2010 announcing Acergy S.A. Notice of Extraordinary General Meeting of Shareholders.

99.2 Chairman's letter dated January 15, 2010.

99.3 Notice of Extraordinary General Meeting of Shareholders on February 16,
     2010

99.4 Letter from DnB NOR Bank ASA to Shareholders of Acergy S.A.

99.5 Blank form of Proxy Card for holders of Common Shares of the Company.

99.6 Depositary's Notice (of Deutsche Bank Trust Company Americas) re the Meeting of Acergy S.A.

99.7 Blank form of Proxy Card/Voting Instructions for holders of American Depositary Shares (ADSs).